UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Span-America Medical Systems, Inc.

(Name of Subject Company)

Span-America Medical Systems, Inc.

(Name of Person Filing statement)

Common Stock, no par value

(Title of Class of Securities)

846396109

(CUSIP Number of Class of Securities)

Marcel Bourassa

President

Span-America Medical Systems, Inc.

70 Commerce Center

Greenville, South Carolina 29615

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications

on behalf of the Person Filing Statement)

with copies to:

Eric K. Graben

Wyche, P.A.

44 East Camperdown Way

Greenville, South Carolina 29601

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”), filed with the United States Securities and Exchange Commission (the “SEC”) on May 17, 2017 (as amended and supplemented from time to time, including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria” or “Parent”), to purchase all of the issued and outstanding shares of Span-America’s common stock, no par value, at a purchase price of $29.00 per share, in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 17, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and collectively with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 17, 2017, by Purchaser and Savaria (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection at the end of the sections under the heading “ITEM 8. ADDITIONAL INFORMATION” of the Schedule 14D-9.

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired as scheduled at 5:00 pm, New York City time, on June 15, 2017. The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 2,406,035 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 87.0% of the outstanding Shares as of the Expiration Date. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition, as such term is defined in the Offer to Purchase. All conditions to the Offer were satisfied, and the Offer was not extended.

Purchaser has accepted for payment will promptly pay for all such Shares in accordance with the terms of the Offer.

Purchaser also exercised the Top-Up Option, pursuant to which Span-America issued 1,290,626 Shares to Purchaser at a price per share equal to the Offer Price, which, together with the Shares purchased in the Offer, represented more than 90% of the outstanding Shares on a fully-diluted basis.

As a result of its acceptance of the Shares (i) tendered in the Offer and (ii) received by Purchaser pursuant to its exercise of the Top-Up Option, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the shareholders of Span-America pursuant to Section 33-11-108 of the SCBCA. Accordingly, on June 16, 2017, Span-America and Merger Sub effected the Merger pursuant to Section 33-11-108 of the SCBCA. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent or Purchaser; (ii) Shares held by Span-America or (iii) Dissenters’ Shares shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount in cash, payable to the holder thereof, without any interest thereon, equal to the Offer Price, net to the seller thereof in cash.

Upon the consummation of the Merger, Span-America became an indirect, wholly-owned subsidiary of Parent. Span-America will cease to be a publicly traded company on the NASDAQ Global Market, and Span-America will no longer be subject to reporting obligations under the Exchange Act.

On June 16, 2017, Parent issued a press release announcing the expiration and successful completion of the Offer. A copy of the press release is filed as Exhibit (a)(5)(c) to this Amendment and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(5)(c)	Press Release issued by Savaria Corporation, dated June 16, 2017 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Span-America Medical Systems, Inc.

By:	/s/ Marcel Bourassa
Name:	Marcel Bourassa
Title:	President

Dated: June 16, 2017